

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2014

Via E-mail
James M. Otterberg
Vice President and Chief Financial Officer
Unifi, Inc.
7201 West Friendly Avenue
Greensboro, NC 27419-9109

      Re: **Unifi, Inc.**
             Form 10-K for the Fiscal Year Ended June 30, 2013
             Filed September 10, 2013
             File No. 001-10542

Dear Mr. Otterberg:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jim Allegretto

                    Jim Allegretto
                    Senior Assistant Chief Accountant